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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                                (Amendment No. )*


        American Rivers Oil Company (formerly, Metro Capital Corporation)
        -----------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         -----------------------------
                         (Title of Class of Securities)


                                   029328 10 1
                                 -------------
                                 (CUSIP Number)


             L. Michael Underwood, LMU & Company, 1200 17th Street,
                          Suite 1000, Denver, CO 80202
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 15, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement. [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.029328 10 1                                                2 of 5 Pages


1.       Name of Reporting Person
         Social Security or I.R.S. Identification No. of above Person
                  LMU & Company
                  I.R.S. Identification No. 84-1326365

2.       Check the Appropriate Box If a Member of a Group
                                                                    [  ]  A
                                                                    [  ]  B
3.       Sec Use Only

4.       Source of Funds*
                  00

5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e)                                         [  ]

6.       Citizenship or Place of Organization   LMU & Company is a Colorado
                                                   corporation

        Number of                            7.  Sole Voting Power
         Shares                                     500,000
       Beneficially
        Owned by                             8.  Shared Voting Power
          Each
        Reporting
         Person                              9.  Sole Dispositive Power
          With                                      500,000

                                            10.  Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person $500,000 (includes currently exercisable options to purchase 400,000 shares of Common Stock at an exercise price of $1.00 per share).

12.      Check If the Aggregate Amount in Row (11) Excludes Certain Shares* [  ]

13.      Percent of Class Represented by Amount in Row (11)
                  15.6%

14.      Type of Reporting Person*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO.029328 10 1                                              3 of 5 Pages


Item 1.  Security and Issuer

         Common Stock, $.01 par value

         AMERICAN  RIVERS OIL COMPANY
         700 East Ninth  Avenue,  Suite 106
         Denver, Colorado 80203

Item 2.  Identity and Background

         (a)      The reporting person is LMU & Company

         (b) The mailing address and principal business address of the Reporting Person is:

                  LMU & Company
                  1200 17th Street, Suite 1000
                  Denver,  CO  80202

         (c)      Not Applicable.


         (d)      During the last five years,  the Reporting Person has not been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Reporting Person is a Colorado corporation.

Item 3.  Source and Amount of Funds or Other Consideration

          On March 15, 1996, LMU & Company acquired 100,000 shares of the Issuer's Common Stock, $.01 par value, and Options to purchase 400,000 shares of the Issuer's Common Stock, $.01 par value, at an exercise price of $1.00 per share, exercisable immediately for five years, in consideration of consulting services provided to the Issuer by LMU & Company in connection with an Asset Purchase Agreement and certain future consulting services to be provided by LMU & Company.

                                  SCHEDULE 13D

CUSIP NO.029328 10 1                                                4 of 5 Pages

 Item 4.  Purpose of Transaction

     The Reporting Person acquired the securities of the Issuer as reported herein for investment purposes.

     Except as otherwise stated herein, the Reporting Person has no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e)       Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)       Any action similar to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer

          (a) The Reporting Person may be deemed to beneficially own 500,000 shares of Common Stock of the Issuer (includes currently exercisable Options to purchase 400,000 shares of the Issuer's Common Stock at an exercise price of $1.00 per share), representing 15.6% of the Issuer's outstanding Common Stock.

                                  SCHEDULE 13D

CUSIP     NO.029328  10 1                                          5 of 5 Pages


          (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all 500,000 shares reported herein.

          (c) The transactions effected within the past 60 days are as follows:

                    On March 15, 1996, LMU & Company acquired 100,000 shares of the Issuer's Common Stock, $.01 par value and Options to purchase 400,000 shares of the Issuer's Common Stock, $.01 par value, at an exercise price of $1.00 per share, exercisable immediately for five years, in consideration of consulting services provided to the Issuer by LMU & Company in connection with an Asset Purchase Agreement and certain future consulting services to be provided by LMU & Company.

          (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

          (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Material to be Filed as Exhibits

                  None.
                                                     Signature

         After reasonable inquiry and to the best of its knowledge and belief, LMU & Company certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 1996                      LMU & COMPANY, INC.

                                           By  /s/ L. MICHAEL UNDERWOOD
                                             ----------------------------------
                                               L. Michael Underwood, President

Attention     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).